

Mail Stop 4561

June 30, 2016

Mr. David M. Wehner
Chief Financial Officer
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025

> **Re:** **Facebook, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed January 28, 2016**
> **File No. 001-35551**

Dear Mr. Wehner:

We have reviewed your May 6, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for income taxes, page 45

1. We note your response to prior comment 2. The expected decrease in GAAP tax rates to the low 30's on a percentage basis appears to represent a material known trend for which disclosure is required in MD&A. In future filings please expand your discussion and analysis to disclose this known trend that you reasonably expect will have a material impact on your net income, or explain to us how it does not represent a material known trend. Refer to Item 303(a)(3) of Regulation S-K and Section III.B. of SEC Release No. 33-6835 for additional guidance.

2. We note your disclosure that your effective tax rate differs from the U.S. statutory rate, in part, due to the impact of acquiring intellectual property and integrating it into your business. In future filings, please, if material, clarify your disclosure to describe how this impacts your effective tax rate. Further, you disclose that your effective tax rate in the future will depend on the portion of your profits earned within and outside the U.S., which will also be affected by your methodologies for valuing your intellectual property and intercompany transactions. In future filings, please, if material, clarify your disclosure to describe how these factors impact your effective tax rate and the risks and uncertainties involved with any estimates.

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page 78

3. We understand from your response to prior comment 3 your effective tax rate in 2015 was affected by (1) certain intra-entity transactions in 2014 that resulted in a shift of income from the U.S. to Ireland that provided a benefit to your effective tax rate and (2) unrecognized tax benefits related to intra-entity licensing arrangements that offset the effects of the aforementioned intra-entity transactions. Please confirm our understanding. In addition, clarify whether you expect similar unrecognized tax benefits in the future which will offset the income tax benefits provided by income from your foreign subsidiaries, and if so, why you expect your effective tax rate to decrease.

4. In your response to prior comment 4 you state that to the extent that there is an impact to the effective tax rate, the change to the unrecognized tax benefit is allocated to the respective line items in the effective tax rate reconciliation. Please help us understand why the "unrecognized tax benefits related to certain transactions between wholly-owned entities" do not represent a separate underlying cause for a difference from "the effects of non-U.S. operations" when it relates to intercompany activity and the additional tax would be paid in the U.S. if the uncertain tax position were not sustained.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services